Exhibit 2.2

AMENDMENT NUMBER ONE

Amendment Number One, dated as of July 9, 2003, to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 6, 2003, between TD Acquisition Corporation (“Buyer”) and TransDigm Holding Company (the “Company”).  Any capitalized terms used herein without definition shall have the meaning assigned thereto in the Merger Agreement.

Buyer and the Company hereby agree to amend the Merger Agreement as follows:

1.     Amendment to Section 3.1(c).  Section 3.1(c) is hereby amended to insert the following sentence at the end thereof:

“Notwithstanding anything to the contrary in this Section 3.1(c), in no event shall any Option (or portion thereof) become vested or any Option Cancellation Payment be made to any Company Employee who is, or could reasonably be expected to be as of the Closing Date, a “disqualified individual” (as defined in Section 280G(c) of the Code), to the extent that the vesting of such Option (or portion thereof) or the making of such Option Cancellation Payment would constitute an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.”

2.     Full Force and Effect.  Except as provided in this Amendment Number One, the Merger Agreement shall continue in full force and effect in accordance with the provisions thereof.

3.     Assignments and Amendment.  This Amendment Number One and all of the provisions hereof shall be binding upon and inure to the benefit of the parties named herein and each of their respective legal heirs, legal representatives, successors and assigns, as applicable, except that neither this Amendment Number One nor any of the rights, interests or obligations hereunder may be assigned by Buyer or the Surviving Corporation without the prior written consent of the Company (and, following the Effective Time, Odyssey Investment Partners, LLC); provided, however, Buyer shall be permitted to assign this Amendment Number One without the prior written consent of the Company (or Odyssey Investment Partners, LLC) to (a) any wholly-owned subsidiary of Buyer (provided that Buyer shall remain liable for all of its obligations hereunder following such assignment), and (b) the lenders in connection with the Financing.  This Amendment Number One cannot be altered or otherwise amended except pursuant to an instrument in writing signed by the parties hereto.

4.     Governing Law.  This Amendment Number One shall be construed, performed and enforced in accordance with the laws of the State of New York, without giving effect to any choice or conflicts of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

5.     Counterparts.  This Amendment Number One may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment Number One as of the date first above written.

TD ACQUISITION CORPORATION

By:	/s/ Kevin Kruse
Name: Kevin Kruse
Title: Vice President

TRANSDIGM HOLDING COMPANY

By:	/s/ W. Nicholas Howley
Name: W. Nicholas Howley
Title: Chief Executive Officer